

December 28, 2012

Via E-mail
Mr. Donald L. Bobbitt, Jr.
Executive Vice President and Chief Financial Officer
Campus Crest Communities, Inc.
2100 Rexford Road, Suite 414
Charlotte, NC 28211

      Re: Campus Crest Communities, Inc.
               Form 10-K for the fiscal year ended December 31, 2011
               Filed March 12, 2012
               File No. 001-34872

Dear Mr. Bobbitt:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

General

1.   Please advise us whether management considers net operating income and/or same store net operating income key performance indicators. We may have further comments.

Expected 2012 Development Properties, page 35

2.   In future Exchange Act periodic reports, to the extent you have a significant development portfolio, please expand your disclosure to include information regarding costs incurred to date and budgeted costs.

3.   In future Exchange Act periodic reports, to the extent you hold material amount of land, please include a discussion of the amount of development the land could support.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

4.   In future filings please expand your disclosure in MD&A to include additional analysis of your capital expenditures breaking them down between new development, redevelopment/renovations and other capital expenditures by year. Please provide a narrative discussion for fluctuations from year to year and expectations for the future. The total of these capital expenditures should reconcile to the capital expenditures included in cash flow from investing activities.

5.   In addition please disclose the amount of soft costs capitalized by year such as payroll and other general and administrative expenses as part of the above analysis.

Investment in Real Estate, page F-8

6.   Please tell us the amounts of soft costs such as payroll and other general and administrative expenses that you have capitalized in each period presented, as well as for the nine months ended September 30, 2012. In future filings, please revise your footnote to specifically disclose your policies for capitalizing these costs. Please show us your proposed disclosure.

Property Acquisitions, page F-9

7.   Please revise your Property Acquisitions footnote in future filings to disclose your policy for acquisition expenses. Please show us your proposed disclosure in your response, and tell us the amounts of acquisition expense that have been recognized in each of the 3 years presented, as well as for the nine months ended September 30, 2012, and where those expenses are classified on your statements of operations.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or Tom Kluck, Legal Branch Chief, at (202) 551-3233 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief